FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of December 2005

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's proxy statement and proxy card to shareholders dated November 29, 2005.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rael Kolevsohn —————————————— Rael Kolevsohn General Counsel

Dated: December 1, 2005

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 27, 2005

To our Shareholders:

The Special General Meeting of Shareholders of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”) will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on December 27, 2005, at 10:00 a.m. local time (the “Meeting”) for the following purposes:

1.	Approving the increase of the authorized share capital of the Company in an amount of NIS 4,500,000, par value of NIS 0.20 per share to be divided into 22,500,000 ordinary shares.

2.	Approving an amendment to the Company’s March 6, 2003 loan agreement with York Capital Management (“York”) (which was assigned to York by Bank Hapoalim B.M.).

3.	Approving the employment agreement of Mr. Amiram Levinberg, Chief Executive Officer and Chairman of the board of directors of the Company.

4.	Approving an increase in the number of shares available for grant under the Company’s 2003 Stock Option Plan (Incentive and Restricted Stock Options) including the related Section 102 Employee Stock Option Plan (2003) by an aggregate of 3,500,000 ordinary shares, par value NIS 0.20 per share.

5.	Approving a new 2005 Stock Incentive Plan with a pool of 1.5 million shares.

6.	Increasing the number of stock options to which directors are entitled upon commencement of their term in office from 6,066 to 20,000 shares.

        Pursuant to our Articles of Association, the board of directors has fixed the close of business on November 23, 2005 as the date for determining the holders of record of ordinary shares of the Company entitled to receive notice of and to vote at the Meeting and any adjournments thereof.

        You are cordially invited to attend the Meeting in person, as our board of directors believes that our shareholders should be represented as fully as possible at the Meeting. However, you may instead vote your ordinary shares by proxy as further explained in the attached Proxy Statement. Whether or not you plan to be present, kindly complete and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Meeting and mail it to the address shown on the enclosed proxy. Only proxies that will be received at the indicated address no later than 12:00 p.m., New York City time, on December 26, 2005, will be deemed received in a timely fashion and the votes therein shall be recorded. No postage is required if mailed in the United States. If you attend the Meeting, you can revoke your proxy and vote your shares in person.

        Joint holders of ordinary shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names are registered in the Company’s share register.

By Order of the board of directors, Amiram Levinberg Chairman of the board of directors

November 29, 2005

GILAT SATELLITE NETWORKS LTD.
Gilat House
21 Yegia Kapayim St.
Kiryat Arye
Petah Tikva 49130, Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 27, 2005

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of ordinary shares of Gilat Satellite Networks Ltd. (“Gilat”, “we”, “our” or the “Company”), par value NIS 0.20 per share, in connection with the solicitation of proxies by the board of directors of the Company for use at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel, on December 27, 2005, at 10:00 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”). The Notice of Meeting, this Proxy Statement and the proxies solicited hereby are first being sent or delivered to our shareholders on or about November 30, 2005.

        At the Meeting, our shareholders will be asked to:

(i)	Approve an increase of the authorized share capital of the Company in an amount of NIS 4,500,000, par value of NIS 0.20 per share to be divided into 22,500,000 ordinary shares.

(ii)	Approve an amendment to the Company’s March 6, 2003 loan agreement with York (which was assigned to York from Bank Hapoalim B.M.).

(iii)	Approve the employment agreement of Mr. Amiram Levinberg, Chief Executive Officer and Chairman of the board of directors of the Company.

(iv)	Approve an increase in the number of shares available for grant under the Company’s 2003 Stock Option Plan (Incentive and Restricted Stock Options) including the related Section 102 Employee Stock Option Plan (2003) by and aggregate of 3,500,000 ordinary shares, par value NIS 0.20 per share.

(v)	Approve a new 2005 Stock Incentive Plan with a pool of 1.5 million shares.

(vi)	Increase the number of stock options to which directors are entitled upon commencement of their term from 6,066 to 20,000 shares.

        Voting at the Meeting

        Shareholders can vote their ordinary shares at the Meeting in person or by appointing a proxy. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of our board of directors. We know of no other matters to be submitted at the Meeting other than as specified in the Notice of Special General Meeting of Shareholders included with this Proxy Statement. Ordinary shares represented by executed and unrevoked proxies will be voted on at the Meeting.

        Shareholders who hold their ordinary shares in “street name”, through a broker or other nominee, must request a legal proxy from their broker or other nominee to vote in person at the Meeting.

        Abstentions with respect to any of the matters submitted to shareholders will not be included in the number of shares deemed to have voted on such matters at the Meeting and will therefore have no effect on the outcome of the vote with respect to such matters, although abstentions will be counted to determine if a quorum is present.

        Solicitation of Proxies

        We will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of our ordinary shares held of record by such persons, and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Revocation of Proxy

        Even after signing and delivering the enclosed proxy card, the proxy may be revoked prior to its being voted, by:

(i)	delivering to us, before the time fixed for the Meeting, a written instrument signed by the shareholder, which instrument, by its terms, revokes the proxy;

(ii)	duly executing a subsequent proxy relating to the same shares and delivering it to us before the time fixed for the Meeting; or

(iii)	attending the Meeting in person and giving written notice of revocation to the Chairman of the Meeting or casting a vote at such meeting prior to the proxy being voted.

        Attendance at the Meeting without complying with the above procedures will not constitute a revocation of a proxy. Any written instrument revoking a proxy should be received, no later than 12:00 p.m., New York City time, on December 26, 2005, by Gilat Satellite Networks Ltd., c/o American Stock Transfer & Trust Company, 6201 15th Ave., Brooklyn, NY 11219, Attention: Geraldine Lippman.

        Shareholders Entitled to Vote

        Only holders of record of ordinary shares at the close of business on November 23, 2005, are entitled to receive notice of and to vote at the Meeting. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Our articles of association do not provide for cumulative voting for the election of the directors or for any other purpose.

        Required Votes

        With the exception of the resolutions relating to York, all of the resolutions being proposed to the shareholders require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting. Because York may be considered a “controlling party” of Gilat, approval of proposed resolution 2 under Section 275(a)(3) of the Israel Companies Law 5759-1999, resolutions require the affirmative vote of a majority of our ordinary shares voted on in person or by proxy at the Meeting, provided that such majority includes one of the following: (i) the majority of votes at the General Meeting includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present and voting at the meeting (abstentions shall not be included in the total of the votes of the aforesaid shareholders); or (ii) the total shareholdings of the non-interested shareholders who vote against such proposal do not represent more than 1% of all the voting rights in the Company.

        The votes of all shareholders voting on the matters, in person or by proxy, will be counted. The count shall not take abstentions into account.

        Quorum

        The presence, in person or by properly executed proxy, of two or more holders of an aggregate of at least one-quarter of the voting power of the Company, is necessary to constitute a quorum at the Meeting. If within one-half of an hour from the time appointed for the Meeting there is not present at the Meeting, in person or by proxy, at least two or more holders of an aggregate of more than one-quarter of the voting power of the Company, a quorum will not be present and the Meeting will be adjourned and reconvened one hour later, at the same place, or at another time and place as the Chairman of the Meeting may determine with the consent of a majority of the voting power present at the meeting, in person or by proxy, and voting on the question of adjournment.

        Shares Outstanding

        As of September 30, 2005, the Company had 22,554,682 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

        Background

        The objective of the proposals 2, 4 and 5 is to seek shareholder approval for a number of transactions which are intended to (i) enhance and improve our liquidity and capital structure and (ii) align employee and shareholder motivations. As described further below:

    1.        the proposed deferral until July 2012 of $19.35 million in principal payments under the loan agreement from York, our largest creditor, currently payable from January 2006 through January 2008 is intended to improve our financial flexibility (proposal 2);

    2.        the proposed adjustment until September 30, 2006 of the exercise price of the warrant held by York and the related “forced exercise” right provided to us are intended to incentivize York to convert its loan into equity as well as to provide us with an opportunity to require York, under certain circumstances, to convert the loan into equity. The board of directors believes that such conversion is in Gilat’s best interests as it will improve our capital structure and reduce interest payments owed by us under the existing terms of the loan (proposal 2); and

    3.        the proposed increase in the shares available for grant under the Company’s 2003 Stock Option Plan (Incentive and Restricted Stock Options) and the proposed adoption of a new 2005 Stock Incentive Plan are designed to motivate employees to create and enhance shareholder value (proposals 4 and 5).

        AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS HAS APPROVED THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AND RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE PROPOSALS.

I.	APPROVAL OF AN INCREASE IN THE AUTHORIZED SHARE CAPITAL OF THE COMPANY

        Our authorized share capital is currently NIS 7.5 million, and is comprised of 37,500,000 ordinary shares, par value NIS 0.20 per share, out of which 22,554,682 ordinary shares were issued and outstanding as of September 30, 2005 and 2,781,082 shares were underlying outstanding options as of September 30, 2005.

        Our board of directors recommends that shareholders approve an increase of the authorized share capital of the Company in the amount of NIS 4.5 million, par value of NIS 0.20 per share to be divided into 22,500,000 ordinary shares, and to authorize the Board of Directors to implement such increase. Following this increase, if approved by the shareholders at the Meeting and unless otherwise determined by the Board, the total authorized capital of the Company will be NIS 12,000,000 million, divided into 60,000,000 ordinary shares, par value NIS 0.20 per share.

        Our board of directors believes that the approval of the proposal is in the best interests of the Company. Specifically, the increase will ensure that the Company has sufficient authorized shares available to permit the exercise of York’s warrant and to issue the shares underlying the 2003 Stock Option Plan, including the increase contemplated in proposal 5 below as well as in the adoption of a 2005 Stock Incentive Plan contemplated in proposal 6 below.

        Israeli law and our articles of association require the affirmative vote or our shareholders to effect an increase in the authorized share capital of the Company.

PROPOSAL No. 1

        At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED, to increase the authorized share capital of the Company to NIS 12 million and the number of authorized ordinary shares of the Company to 60,000,000 shares, NIS 0.20 par value per share.” .

“RESOLVED FURTHER, to replace Article 4(a) of the Company’s Articles of Association such that Article 4(a) shall read as follows:

“The authorized share capital of the Company is NIS 12,000,000 divided into 60,000,000 (sixty million) ordinary shares, par value NIS 0.20 per share.”

“RESOLVED FURTHER, to amend Section 4 of the Memorandum of Association to reflect the changes in share capital described above.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

II.	APPROVAL OF AN AMENDMENT TO LOAN AGREEMENT WITH YORK CAPITAL MANAGEMENT

        The board of directors will present at the Meeting for shareholder approval a resolution approved by the board of directors and the audit committee to approve a further amendment to the March 6, 2003 agreement between the Company and Bank Hapoalim B.M (which was assigned to York Capital Management by Bank Hapoalim B.M.). York is an investment fund based in New York City with approximately $6 billion in assets. York was founded in 1991 and specializes in value oriented and event driven equity and credit investments. As of September 30, 2005, we owed York $70.4 million in principal. The payment terms of this loan as amended in April 2004 (when held by Bank Hapoalim B.M.) currently include:

    1.        Interest payments – (i) for each interest period commencing from April 1, 2004 until March 31, 2008 interest is LIBOR plus 2% per annum, and (ii) for each interest period commencing from April 1, 2008 until the final maturity date, the interest shall be LIBOR plus 1.5% per annum. Interest is paid semi-annually.

    2.        Principal payments – The Company’s principal payments due on the loan are as follows: (i) approximately $6 million due in 2006; (ii) approximately $9 million due in each of 2007-2011; and approximately $20 million due in 2012. Principal is paid semi-annually.

    3.        Rights to Warrant – York is entitled to provide written instructions to us to issue a warrant or warrants (the “Warrant”) to itself or a holder to be designated by it. The maximum exercise amount which may be paid under the Warrant will be equal to the then outstanding balance on the loan due to York. The Warrant is issuable until June 30, 2007.

        The exercise price of the Warrant is the average of the closing sale prices of the shares, as published by the NASDAQ over the thirty (30) consecutive trading days immediately preceding the day an exercise notice is delivered by York plus 1%, however, in no event will the price for purposes of calculating the exercise price be less than US$7.50 per share or be in excess of (i) US$30.00 per share if the exercise notice is provided during the period from July 1, 2005 until June 30, 2006 and (ii) US$40.00 per share if the exercise notice is provided during the period from July 1, 2006 until June 30, 2007. In addition, in the event that in the remaining period in which York can request the issuance of the Warrant, we complete a private placement to a third party in an amount which exceeds $20 million, the Holder of the Warrant will be permitted to exercise such warrant at the same price as offered in the private placement. Once issued to a holder, the Warrant is exercisable for a thirty-day period only.

        The proceeds from the exercise of a Warrant will initially reduce any accrued and due interest owed to York at the date of such pre-payment and the remaining amount of the proceeds will be applied to reduce all future installments of the outstanding principal, on a pro-rata basis.

The proposed amendment to the agreement includes the following:

1.	Amendment to Principal Payment schedule – Under the proposed amendment, York has agreed to defer $19.35 million of principal payments due in installments from January 5, 2006 through January 1, 2008. The new payment schedule provides that: (i) no principal payments will be due in 2006, 2007 or January 2008 (with those payments being deferred until July 2012) (ii) approximately $4.5 million will be paid on July 1, 2008; (iii) approximately $9 million will be paid in semi-annual installments on January 1 and July 1 of 2009, 2010 and 2011; and (iv) approximately $39 million will be paid on July 1, 2012.

2.	Amendment of the Warrant Terms – The proposed amendment to the Loan agreement would also amend the terms for the Warrant described above for the period until September 30, 2006. During this period, the proposed amendment lowers and sets the exercise price of the Warrant to a minimum of $6.75 per share. In addition, during this period the Company will be granted the right to require the conversion of the outstanding loan from York at the same exercise price (a minimum of $6.75) in the event that the Company’s average closing share price of the Company’s ordinary shares as published by NASDAQ over twenty consecutive trading days will exceed $9.00 (“Triggering Price”), provided that the aggregate trading volume during this period is a minimum of 1,700,000 ordinary shares. Beginning October 1, 2006, the exercise price of the Warrant will revert to the original terms.

As per the modified warrant terms, in the event the closing price of the Company’s ordinary shares on NASDAQ on the date of the final corporate approval of the proposed amendment by the Gilat board of directors (which is scheduled for two business days after the Meeting (the “Closing Price”) is higher than $6.25, then:

a.	the exercise price payable by York (either in an optional exercise or in an exercise required by Gilat) during the period until September 30, 2006 shall be increased from $6.75 as follows:

New Exercise Price = Closing Price divided by 6.25 multiplied by 6.75; and

b.	the Triggering Price shall be increased from “$9.00” as follows: Triggering Price = Closing Price divided by 6.25 multiplied by 9.00.

        Our board of directors believes that the approval of the proposal is in the best interests of the Company. Specifically, the deferral of principal loan payments in the amount of $19.35 million until July 2012, currently payable from January 2006 through January 2008 will improve Gilat’s financial flexibility. In addition, the board believes that by reducing the exercise price of the Warrant issuable to York for a limited period of time and by adopting a “forced conversion exercise” right, York will be motivated to convert its loan into equity, thereby improving the Company’s capital structure as well as reducing interest payments under the loan.

The contemplated amendment to the Loan Agreement is subject to the final approval of the board of directors.

PROPOSAL NO. 2

        At the Meeting, the board of directors will propose that the following resolution be adopted:

“RESOLVED, that the proposed amendment to the Loan Agreement with York, presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated November 28, 2005, be, and hereby is, approved.

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

III.	APPROVAL OF EXECUTIVE EMPLOYMENT AGREEMENT FOR MR. AMIRAM LEVINBERG

        The board of directors will present at the Meeting for shareholder approval a resolution approved by the board of directors and the audit and compensation committees as to the employment terms of Mr. Amiram Levinberg for his services to the Company as Chief Executive Officer and chairman of the board of directors. Mr. Amiram Levinberg was nominated chairman of our board of directors on July 18, 2005. His appointment as Chief Executive Officer of the Company was approved by shareholders on August 30, 2005. His employment agreement which is subject to shareholder approval is for a period of three years, retroactive to July 18, 2005 (the date upon which he took office). The Company may terminate the agreement prior to the end of the term by providing Mr. Amiram with two months of paid notice and an additional two months salary. Under the agreement, Mr. Levinberg is entitled to receive: (i) salary of 100,000 NIS per month; (ii) options to purchase 915,000 ordinary shares of the Company, of which 50% of such options will vest upon shareholder approval of the employment agreement and the remaining 50% will vest ratably, each quarter over a three year period. The exercise price of the options will be equal to the closing price per share of the Company’s ordinary shares on the NASDAQ National Market on the date of the shareholder approval. In the event of the termination of the employment agreement other than “for cause” following a “change of control” (as defined in the employment agreement), all unvested options will vest and be immediately exercisable ; (iii) a “transaction bonus” equal to 0.82% of the market value of the Company in a transaction or series of related transactions following which a company, person or a group of persons or companies acting together will purchase from the Company’s shareholders, in a bona fide, arms length transaction, 50% or more of the Company’s then outstanding share capital subject to Mr. Levinberg complying with certain prior conditions; and (iv) entitlement to participate in the Company’s annual bonus plan, subject to the specific approval of the shareholders.

        Mr. Levinberg will be entitled to 24 paid vacation days per year, insurance, pension and other benefits to which senior executives employed in Israel are usually entitled.

PROPOSAL NO. 3

        At the Meeting, the board of directors will propose that the following Ordinary Resolution be adopted:

“RESOLVED, that the proposed terms for remuneration of Mr. Levinberg for his services to the Company as chief executive officer and chairman of the board of directors as presented to the special meting of the shareholders and described in the Company’s Proxy Statement dated November 28, 2005, be, and hereby are, approved.”

        Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

IV.	APPROVAL OF AN INCREASE IN THE NUMBER OF SHARES AVAILABLE FOR GRANT UNDER THE 2003 EMPLOYEE STOCK OPTION PLAN

        The board of directors recommends that shareholders approve the increase in the number of shares available for grant under the Company’s 2003 Stock Option Plan (Incentive and Restricted Stock Options) including the related Section 102 Employee Stock Option Plan (2003) (the “2003 Stock Option Plan”) by 3,.5 million ordinary shares.

        In September 2003, shareholders adopted the 2003 Stock Option Plan. At present, the 2003 Stock Option Plan provides for the grant of options to purchase an aggregate of 2,635,000 ordinary shares to our officers, directors, employees or service providers or any of our subsidiaries. As of September 30, 2005, we had granted options to purchase a total of 2,495,350 ordinary shares under the 2003 Stock Option Plan.

        Having granted options for almost all of the shares approved in the 2003 Stock Option Plan, our Board has unanimously resolved to increase the number of ordinary shares available for grants by an additional 3.5 million shares. Approximately 2.8 million of these options are reserved for allocation to new management that has and will join the Company. All of such options are to be issued at their fair market value on the date of the grant.

PROPOSAL NO. 4

        At the Meeting, the board of directors will propose to the Meeting that the following Ordinary Resolution be adopted:

“RESOLVED, to approve an increase by 3.5 million ordinary shares of the number of shares available for grant under the 2003 Stock Option Plan.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

V.	ADOPTION OF 2005 STOCK INCENTIVE PLAN

        The board of directors recommends that the shareholders adopt the 2005 Stock Incentive Plan (the “2005 Plan”), which provides for the grant of incentives to purchase up to 1,500,000 Ordinary Shares, in the form attached hereto as Exhibit A. The creation of the 2005 Plan will enable the Company to attract and retain qualified persons as employees, officers, directors and consultants and to motivate such persons by providing them with equity participation in the Company. The 2005 Plan enables the board of directors to determine various forms of incentives for service providers and, when necessary, adopt a Sub-Plan in order to grant specific incentives. Among the incentives that may be adopted by the board are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other share based awards.

        The 2005 Plan is to be administered by the board of directors. The board may, in its discretion, appoint and maintain a committee to administer the plan to the extent permissible under applicable law. The board of directors has broad discretion to determine the persons entitled to receive options under the Plan, the terms and conditions on which incentives are granted and the number of shares subject thereto. The board of directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option granted under the Plan. Such consideration generally may consist of shares or cash in lieu of shares.

PROPOSAL NO. 5

        At the Meeting, the board of directors will propose to the Meeting that the following Ordinary Resolution be adopted:

“RESOLVED, to approve the adoption of the 2005 Stock Option Plan attached to the Company’s Proxy Statement dated November 28, 2005 and attached thereto as Exhibit A.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

VI.	APPROVAL OF AN INCREASE IN THE NUMBER OF STOCK OPTIONS TO WHICH THE DIRECTORS ARE ENTITLED

        The board of directors will present at the meeting for shareholder approval a resolution approved by the board of directors and the audit and compensation committees approving the grant of 20,000 options to each of our non-employee directors. At present, our directors are entitled to receive 6,066 options upon commencement of their term as a director of the Company. In 2005, a one-time allocation of 10,000 options was granted to directors then serving in office. At present, the Company believes directors should be granted 20,000 options upon commencement of their term, which options will vest ratably over a three-year period so long as the director continues to serve in office. The exercise price of the options will be the fair market value of the Company’s ordinary shares upon the date of the grant. . Directors shall be entitled to such grant once every three years.

PROPOSAL NO. 6

        The board of directors will propose to the Meeting that the following Ordinary Resolution be adopted:

“RESOLVED,that the proposed increase in the number of options to which non-employee directors are entitled, as presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated November 28, 2005, be, and hereby is, approved.”

        Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented by the proxy FOR the proposal.

VI.	ADDITIONAL INFORMATION

Principal Shareholders

        The following table sets forth certain information with respect to the beneficial ownership of ordinary shares as of September 30, 2005 (including options exercisable within 60 days) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; and (ii) all directors and officers as a group. The information in this table is based on 22,554,682 ordinary shares outstanding as of September 30, 2005. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

Bank Hapoalim B.M (1)(2)	2,052,428	9.13
York Capital Management(1)(2)(3)	3,302,428	14.69
Eliezer Fishman (1)(4)	2,112,523	9.39
Mivtach Shamir Finance Ltd. (1)(2)	2,216,945	9.86
Joseph Harrosh(1)	1,146,274	5.08
All officers and directors as a group
(8 persons)(5)	220,662	0.97

(1)	Based on Schedule 13D filings and reports provided to the Company.

(2)	As of September 30, 2005, the Company has an outstanding loan from York in the approximate amount of $70.4 million. The loan terms include the right to a warrant to convert the outstanding amount of the loan into 9,386,667 shares as of the Record Date. The calculation of the number of shares underlying the warrant is based on a formula that is subject to change. In addition, Bank Hapoalim provided York with an option to purchase 1,000,809 shares at $6.30 per share for a period of two years. York controls the option right but has agreed to participate in the upside of the option as follows: 35% to Bank Hapoalim, 16.68% to Mr. Amiram Levinberg, 11.66% to his brother, Mr. Joshua Levinberg, 21.66% to two other individuals and 15% remains with York. In addition, York has a proxy to vote all 2,052,428 owned by Bank Hapoalim and an additional 1,250,000 owned by Mivtach Shamir Finance Ltd. until July 18, 2007.

(3)	York is an investment fund based in New York with approximately $6 billion in assets. York was founded in 1991 and specializes in value oriented and event driven equity and credit investments.

(4)	Mr. Fishman, directly and through members of the Fishman family, beneficially owns Gilat ordinary shares through the following entities (which hold Gilat ordinary shares directly or indirectly through other companies): Fishman Family Properties Management (1988) Ltd. ("FFPM"), Fishman Chains Ltd. ("FC"), Fishman Mifalei Kerur Ltd. ("FMK"), E.T. Fishman Properties (1998) Ltd. ("ETFP"), Hashkaot Kedaiot Ltd. ("HK"), and Fish Et Ltd. ("FE"), all of which are incorporated in Israel. Mr. Fishman, directly and through members of the Fishman family, is the sole shareholder of FFPM, ETFP, HK, and FE and owns 97.5% of FC and 98% of FMK.

(5)	Includes all existing directors and executive officers in possession of options and/or shares as of September 30, 2005.

Board Practices

        Our directors, except for our external directors, are currently elected at the annual shareholders' meeting to serve until our next annual meeting of the shareholders and until their respective successors are elected and qualified, unless any office is vacated earlier under any relevant provisions of our articles of association. Our articles of association currently in effect provide that the directors may appoint additional directors (whether to fill a vacancy or to expand the board of directors). Our articles of association provide that the board of directors may delegate all of its powers to committees of the board of directors as it deems appropriate, subject to the provisions of applicable law.

Alternate Directors

        Our articles of association provide that a director may appoint, by written notice to us and subject to the consent of the board of directors, any individual (subject to certain limitations under the Companies Law) to serve as an alternate director. Except as otherwise specifically permitted by the Companies Law, no External Director may appoint an Alternate Director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless otherwise specifically provided for in the appointment of such alternate). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the time period or scope of any such appointment is limited by the appointing director, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of term or vacation of office of the appointing director. Currently, no alternate directors have been appointed.

Board Compensation

        The members of the board of directors who are not employees of the Company currently receive annual compensation in the amount of $20,000. In addition, board members receive $300 for each board or committee meeting attended, provided that the board member is a member of such committee and an additional $300 for each board or committee meeting which extends beyond four hours. For telephonic participation in board or committee meetings, board members receive 50% of what is received for physical participation.

        As additional remuneration for their services as directors on our board of directors, each non-employee director is currently granted options to purchase 6,066 ordinary shares under the 2003 Stock Option Plans (see proposal 7 above).

External Directors

        Under the Israeli Companies Law (the "Companies Law"), public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as our Company, are treated as public companies with respect to the external directors requirement. External directors may not have, directly or indirectly through a relative, partner, employer or controlled entity, any affiliation with the public company, with those of its shareholders who are controlling shareholders at the time of appointment or with any entity controlled by the company or by its controlling shareholders, during the two years preceding their appointment. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and services as an office holder. No person can serve as an external director if the person's other positions or business creates or may create conflicts of interest with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director as an employee or otherwise.

        External directors serve for a three-year term, which may be renewed for only one additional three-year term. External directors can be removed from office only by the court or by the same special percentage of shareholders that can elect them, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company. The court may additionally remove external directors from office if they were convicted of certain offenses by a non-Israeli court or are permanently unable to fulfill their position. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

        Any committee of the board of directors must include at least one external director. The Audit committee must include both external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

        The Companies Law requires external directors to submit to the company, prior to the date of the notice of the general meeting convened to elect the external directors, a declaration stating their compliance with the requirements imposed by Companies Law for the office of external director.

        Our external directors are Mr. Haim Benjamini and Dr. Leora Meridor.

Audit Committee

        The Companies Law also provides that publicly traded companies must appoint an audit committee. The responsibilities of the audit committee include, but are not limited to, identifying irregularities in the management of the Company's business and approving related party transactions as required by law. An audit committee must consist of at least three members, and include all of the Company's external directors. However, the chairman of the board of directors, any director employed by the Company or providing services to the Company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with an officer or director, a transaction in which an officer or director has a personal interest, a transaction with a controlling shareholder and certain other transactions specified in the Companies Law, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

        Pursuant to the current listing requirements of the Nasdaq Stock Market, we are required to maintain an audit committee, at least a majority of whose members are independent of management. Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the "SEC") has issued rules which required NASDAQ to impose independence requirements on each member of the audit committee. Such requirements came into effect July 31, 2005.

        Our audit committee consists of Messrs. Benjamini and Tamir and Madams Karen Sarid and Dr. Leora Meridor. We believe that these appointments comply with the requirements of the SEC and NASDAQ rules, and that Madams Sarid and Meridor qualify to serve as the audit committee's financial experts, as required by the SEC, NASDAQ and the Israeli Companies Law.

Stock Option Plans

        In September 2003, we adopted the 2003 Stock Option Plan. At present, the 2003 Stock Option Plan provides for the grant of option to purchase up to an aggregate of 2,635,000 ordinary shares to our officers, directors, employees or service providers or any of our subsidiaries. In proposal no. 4 of this proxy, the board of directors recommends that the shareholders vote to increase the plan by an additional 3.5 million shares, most of which are to be allocated to the chief executive officer and chairman of the board as well as to other executives of the Company. As of September 30, 2005, we had granted options to purchase a total of 2,495,350 ordinary shares under the 2003 Stock Option Plan, of which 211,086 options have been exercised and 1,381,064 options have vested.

        The purpose of the 2003 Stock Option Plan is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in Gilat.

        The 2003 Stock Option Plans are administered by a Stock Option Committee appointed by our board of directors. The Stock Option Committee, currently comprised of Messrs. Benjamini, Blank and Tamir and Ms. Sarid and Dr. Meridor, has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options or rights to purchase are granted and the number of shares subject thereto. The Stock Option Committee also has discretion to determine the nature of the consideration to be paid upon the exercise of an option and/or right to purchase granted under the 2003 Stock Option Plan. Such consideration generally may consist of cash or, at the discretion of the Board, cash and a recourse promissory note. Stock options issued as incentive stock options pursuant to the 2003 ISO/RSO Plan will only be granted to the employees and directors of Gilat or its subsidiaries. The exercise price of incentive stock options issued pursuant to the 2003 ISO/RSO Plan must be at least equal to the fair market value of the ordinary shares as of the date of the grant (and, in the case of optionees who own more than 10% of the voting stock, the exercise price must equal at least 110% of the fair market value of the ordinary shares as of the date of the grant). Unless otherwise provided in an option agreement, the price per share under options awarded pursuant to the 2003 Stock Option Plan shall be the higher of (i) $5.00 per share; and (ii) the fair market value of the shares, as of the date of the option grant.

        Options are exercisable and restrictions on disposition of shares lapse according to the terms of the individual agreements under which such options were granted or shares issued.

        In addition, two former executives have been granted options outside of our stock option plans, to purchase an aggregate of 375,000 shares, 118,450 of such options have been exercised. The exercise price is $5.00 per share.

        As of September 30, 2005, we had granted options to purchase a total of 147,114 ordinary shares under plans from 1993 and 1995, both of which have expired. The exercise prices for such options vary from $7.80 to $3,197.50 and all such options expire at various times from November 2003 to February 2013. As of September 30, 2005, options under these plans totaling 46,496 shares have been exercised.

VIII.	OTHER BUSINESS

        The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the board of directors knows of no business that will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the shares in accordance with their best judgment with respect to such matters.

GILAT SATELLITE NETWORKS LTD
2005 SHARE INCENTIVE PLAN

1.	Purpose

        The Gilat Satellite Networks Ltd. 2005 Share Incentive Plan (the “Plan”) is intended to encourage directors, service providers, officers and other designated employees of Gilat Satellite Networks Ltd. (the “Company”) and its subsidiaries and affiliates to acquire the Company’s ordinary shares, par value NIS 0.20 (“Ordinary Shares”). It is believed that the Plan will serve the interests of the Company and its shareholders because it allows Participants (as defined in Section 3 below) to have a greater personal financial interest in the Company through ownership of, or the right to acquire, its Ordinary Shares, which in turn will stimulate the efforts of the Participants on the Company’s behalf, and maintain and strengthen their desire to remain with the Company. It is believed that the Plan also will assist in the recruitment of individuals who may be eligible to participate in the Plan.

        It is intended that the Plan shall serve as the primary plan under which equity-based awards are awarded on a worldwide basis to Participants who are employed by or perform services for the Company or the Company’s subsidiaries and affiliates.

2.	Administration

        The Board of Directors of the Company (the “Board”) will have exclusive authority to (i) approve one or more subplans that will be established, within the parameters and according to the overall terms and provisions of the Plan, to facilitate local administration of the Plan in Israel and in various other jurisdictions in which the Company and its subsidiaries operate, and to conform the broad provisions of the Plan with legal and tax requirements of each such jurisdiction (each a “Subplan”); (ii) allocate from within the aggregate number of Ordinary Shares covered by the Plan, a portion of such Ordinary Shares to be specifically utilized in connection with each of the Subplans , and determine the types of Incentives (as defined in Section 5 below) to be granted;] (iii) if necessary, establish such broad overriding policies, broad guidelines or parameters that shall be applicable to all Incentives granted under the Subplans during the forthcoming year as the Board may deem appropriate (the “Annual Policies”); (iv) grant awards under the Plan and Sub-Plans; (v) approve any supplements to or amendments, restatements or alterations of the Plan or any such Subplan (other than a change in the overall number of Ordinary Shares covered by the Plan), as may be necessary to comply with legal or tax requirements or which they may otherwise deem necessary and appropriate, and (vi) make determinations with respect to adjustments of Ordinary Shares pursuant to Section 6(b). Any such actions or authority may be delegated to a committee comprised of “independent directors” as defined under the rules and regulations of the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), and shall include at least one Statutory Independent Director (as defined under Israeli law), subject and to the extent such delegation is permitted under applicable law.

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        In all other respects, the Plan shall be administered (a by a committee appointed by the Board and consisting of not less than two members (each such committee, as applicable, the “Committee”). The Committee shall have the power, within the parameters and terms and conditions of the Plan and any Annual Policies, to the extent that such policies may have been adopted, to (i) approve the Participants to whom Incentives may be granted under the Plan (or any Subplan); (ii) determine the type or types of Incentives to be granted to each Participant; (iii) determine the terms and conditions of any Incentive granted; and (iv) interpret and administer the Plan or applicable Subplan and any instrument or agreement entered into under or in connection with the Plan or any such Subplan, including any Incentive award agreement. The terms and provisions of Incentives and the agreements evidencing Incentives need not be uniform and may be made selectively among Participants who receive, or are eligible to receive, Incentives under the Plan or any Subplan, whether or not such Participants are similarly situated.

        The Committee shall have the responsibility of construing and interpreting the Plan and any Subplan, including the right to construe disputed Plan provisions, and of establishing, amending and construing such rules and regulations as it may deem necessary or desirable for the proper administration of the Plan or any Subplan. Any decision or action taken or to be taken by the Committee, arising out of or in connection with the construction, administration, interpretation and effect of the Plan or any Subplan and of its rules and regulations, shall, to the maximum extent permitted by applicable law, be within its absolute discretion and shall be final, binding and conclusive upon the Company, or the relevant Company subsidiary, all Participants and any person claiming under or through any Participant.

        For the purpose of this Section and all subsequent Sections, the Plan shall be deemed to include this Plan and any Subplans, supplements to or amendments, restatements or alternative versions of this Plan or any Subplan approved by the Board which, in the aggregate, shall constitute one Plan governed by the terms set forth herein.

3.	Eligibility

    (a)        Participants. Directors, officers, service providers and employees of the Company and its subsidiaries and affiliates have been approved by the Committee as participants (collectively referred to as “Participants” and individually as a “Participant”) shall be eligible to receive grants of Incentives under the Plan. Incentives granted to directors of the Company shall be subject to the prior approval of the shareholders of the Company. Once such approval is obtained, the Ordinary Shares subject to Incentives shall count against the maximum number of Ordinary Shares permitted to be issued under the Plan pursuant to Section 6(a). Participation in the Plan shall be limited to Participants who have entered into a written agreement evidencing the terms of an Incentive award granted pursuant to the terms of the Plan. However, no individual shall at any time have a right to be selected for participation in the Plan.

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    (b)        No Right to Continued Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company or its subsidiaries or affiliates to terminate the employment of a Participant at any time, nor confer upon any Participant the right to continue in the employ of the Company or its subsidiaries or affiliates, as applicable. No director, officer or employee shall have a right to receive an Incentive or any other benefit under this Plan or, having been granted an Incentive or other benefit, to receive any additional Incentive or other benefit. Except as may be otherwise specifically stated in any other employee benefit plan, policy or program, neither any Incentive under this Plan nor any amount realized from any such Incentive shall be treated as compensation for the purpose of calculating an employee’s benefit under any such benefit plan, policy or program.

4.	Term of the Plan

        This Plan shall be effective as of December 28, 2005, subject to the approval of the Plan by the shareholders of the Company at the 2005 Special General Meeting to be held December 27, 2005 (the “Effective Date”). No Incentive shall be granted under the Plan after December 27, 2012, but the term and exercise of Incentives granted theretofore may extend beyond that date.

5.	Incentives

        Incentives under the Plan may be granted in any one or a combination of the following awards: (a) Share Options; (b) Performance Share Awards; (c) Performance Share Unit Awards; (c) Restricted Share Awards; (e) Restricted Share Unit Awards; and (f) other Share-Based Awards (collectively, “Incentives”). All Incentives shall be subject to the terms and conditions set forth in the Plan and in any Incentive award agreement executed by the Participant and the Company and such other terms and conditions as may be established by the Committee.

6.	Ordinary Shares Available for Incentives; Adjustments; Delay in Delivery; Limit on Aggregate Incentives and Change in Control Provisions

    (a)        Ordinary Shares Available. Subject to the provisions of Section 6(b), the maximum number of Ordinary Shares that may be issued under the Plan is 1.5 million in a fungible pool of Ordinary Shares. The maximum number of available Ordinary Shares will be reduced by one Ordinary Share for every Share Option that is awarded, and any award other than a Share Option (each, a “Full-Value Award”) shall reduce the pool by the ratio of the current fair market value of an Ordinary Share (determined pursuant to Section 7(b)) to the current Black-Scholes value of a Share Option, determined on or about the date on which the Full-Value Award is granted (for example, in the event the Black-Scholes value of a Share Option is 33% on or about the date of grant, a Full-Value Award representing one Ordinary Share will reduce the pool by three Ordinary Shares) Any Ordinary Shares under this Plan that are not purchased or awarded under an Incentive that has lapsed, expired, terminated or been canceled may be used for the further grant of Incentives under the Plan. Incentives and similar awards issued by an entity that is merged into or with the Company, acquired by the Company or otherwise involved in a similar corporate transaction with the Company are not considered issued under this Plan. Ordinary Shares under this Plan may be delivered by the Company from its authorized and newly issued Ordinary Shares or from issued and reacquired Ordinary Shares held as treasury stock, or both. In no event shall fractional shares be issued under the Plan.

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    (b)        Adjustment of Ordinary Shares. The aggregate number of Ordinary Shares that may be purchased or acquired pursuant to Incentives granted hereunder, the number of Ordinary Shares covered by each outstanding Incentive and the price per share with respect to any Share Option shall be appropriately adjusted for any increase or decrease in the number of outstanding Ordinary Shares resulting from stock splits, recapitalizations, reorganizations or any other subdivision or consolidation of Ordinary Shares or for other capital adjustments or payments of stock dividends or distributions or other increases or decreases in the outstanding Ordinary Shares effected without receipt of consideration by the Company. Any adjustment shall be conclusively determined by the Board in its sole discretion.

    (c)        Delay in Delivery.

    (i)        The Company is relieved from any liability for the nonissuance or nontransfer, or for any delay in the issuance or transfer of any Ordinary Shares subject to Incentives, resulting from the inability of the Company to obtain, or from any delay in obtaining, from any regulatory body having jurisdiction or authority, any requisite approval to issue or transfer any such Ordinary Shares, if counsel for the Company deems such approval necessary for the lawful issuance or transfer thereof.

    (ii)        Without limiting the generality of the foregoing, the Company shall not have any obligation or liability as a result of any delay in issuing any certificate evidencing Ordinary Shares or in the delivery thereof to Participants, or any act or omission of the Company-designated brokerage firm in relation to the Ordinary Shares.

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    (d)        Change in Control Provisions.

    (i)        Impact of Change in Control on Share Options, Restricted Share Awards, Restricted Share Unit Awards and other Share-Based Awards. The terms of each Incentive shall provide in the Incentive award agreement evidencing the Incentive that, upon a Change in Control (as defined below), (a) Share Options outstanding as of the date of the Change in Control shall become fully vested and exercisable (b) restrictions on Restricted Share Awards and Restricted Share Unit Awards shall lapse and the Restricted Share Awards and Restricted Share Unit Awards shall become free of all restrictions and limitations and become vested, and (c) the restrictions and other conditions applicable to any other Share-Based Awards shall lapse, and such other Share-Based Awards shall become free of all restrictions, limitations or conditions and become fully vested in full and transferable to the full extent of the original grant, subject in each case to any terms and conditions contained in the Incentive award agreement evidencing such Incentive, including but not limited to a condition that such treatment will apply only if the Participant remains employed on the effective date of the Change in Control or has incurred an involuntary termination of employment without cause on account of the Change in Control, as determined by the Board or the Committee in its discretion, within a period of up to 3 months prior to the effective date of the Change in Control. Notwithstanding any other provision of the Plan, the Board or the Committee in its discretion, may determine that, upon the occurrence of a Change in Control, each Share Option outstanding shall terminate within a specified number of days after notice to the Participant, and such Participant shall receive, with respect to each Ordinary Share subject to such Share Option, an amount equal to the excess of the fair market value (determined on the basis provided in Section 7(b)) of such share immediately prior to the occurrence of such Change in Control over the exercise price per share of such Share Option, such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Board or Committee, in its discretion, shall determine.

    (ii)        Assumption of Share Options Upon Change in Control. In the event of a Change in Control, the successor company may assume or substitute for a Share Option. For the purposes of this Section 6(d)(ii), a Share Option shall be considered assumed or substituted for if following the Change in Control the award confers the right to purchase, for each Ordinary Share subject to the Share Option immediately prior to the Change in Control, the common stock of the successor company equal in fair market value to the per share consideration received by holders of Ordinary Shares; provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the successor company, the Board or the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise of a Share Option for each Ordinary Share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of Ordinary Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Board in its sole discretion and its determination shall be conclusive and binding.

    (iii)        Impact of Change in Control on Performance Share Awards and Performance Share Unit Awards. The terms of any Performance Share Award or Performance Share Unit Award shall provide in the Incentive award agreement evidencing the Performance Share Award or Performance Share Unit Award that, upon a Change in Control:

    (A)        a pro rata portion of Performance Share Awards or Performance Share Unit Awards shall be considered to be earned and payable based on the portion of the Award Period (defined below) completed as of the date of the Change in Control and based on performance to such date, or if performance to such date is not determinable, based on target performance, and

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    (B)        the remaining portion of Performance Share Awards and Performance Share Unit Awards shall be assumed, converted or replaced with restricted stock or restricted stock units, as applicable, in the successor company’s shares based on the portion of the Award Period not yet completed and based on target performance. Such assumed, converted or replaced portion of the Performance Share Award or Performance Share Unit Award shall be restricted for the remainder of the Award Period. If the successor company does not assume, convert or replace the remaining portion of the Performance Share Award or Performance Share Unit Award as described in this Section 6(e)(iii)(B), the full award shall be considered earned and payable upon consummation of the Change in Control. Notwithstanding the foregoing, the Incentive award agreement for a Performance Share Award or Performance Share Unit Award may provide that, in the event of an involuntary termination of the Participant’s employment with the Company or any subsidiary or affiliate without cause on account of the Change in Control, as determined by the Board or the Committee in its sole discretion, within a period of up to 3 months prior to the effective date of the Change in Control and/or in the event of an involuntary termination of the Participant’s employment without cause in such successor company within the period of up to 24 months following such Change in Control, the award shall be considered immediately and fully earned and payable.

    (e)        Definition of Change in Control. For purposes of the Plan, Change in Control shall mean a change in ownership or control of the Company effected through any of the following transactions:

    (i)        A merger, consolidation or other reorganization approved by the Company’s shareholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor company are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company’s outstanding voting securities immediately prior to such transaction; or

(ii) The sale, transfer or other disposition of all or substantially all of the Company’s assets in complete liquidation or dissolution of the Company; or

    (iii)        Any transaction or series of related transactions pursuant to which any person or any group of persons comprising a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”) (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) becomes directly or indirectly the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of the Company’s securities outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from the Company or the acquisition of outstanding securities held by one or more of the Company’s shareholders; or

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    (iv)        The individuals who constituted the Board as of the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the directors of the Company; provided, however, that individuals whose election, or whose nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds (2/3) of the Incumbent Board shall be considered, for purposes of this Plan, members of the Incumbent Board; and provided, further, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened “election contest” (as described in Rule 14a-11 promulgated under the Exchange Act) (an “Election Contest”) or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the Board (a “Proxy Contest”), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest.

7.	Share Options

        The Committee may grant options (“Share Options”) hereunder to Participants. The Share Options shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

    (a)        Incentive Award Agreement. All Share Options granted pursuant to this Section 7 shall be evidenced by a written Incentive award agreement in such form and containing such terms and conditions as the Committee shall determine that are not inconsistent with the provisions of the Plan. With respect to Share Options granted to U.S. Participants, such Share Options granted are not intended to qualify as incentive stock options under Section 422 of the U.S. Internal Revenue Code (the “Code”) and shall be designated as options which do not so qualify.

    (b)        Share Option Price. The exercise price of each Share Option granted under the Plan shall be determined by the Committee; provided, that the exercise price shall not be less than 100 percent of the fair market value (as defined below) of an Ordinary Share on the date the Share Option is granted, or the grant thereof is approved, as applicable under the laws or regulations of the various jurisdictions.

At any time when the Ordinary Shares are quoted on the, NASDAQ, the fair market value shall be the closing price on, NASDAQ on the date on which the option is granted, or, if not quoted on that day, then on the last preceding date on which such Ordinary Shares are quoted. If the Ordinary Shares are not quoted on NASDAQ, or if representative quotes are not otherwise available, the fair market value of the Ordinary Shares shall mean the amount determined by the Committee to be the fair market value based upon a good faith attempt to value the Ordinary Shares accurately and computed in accordance with applicable laws, rules and regulations.

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    (c)        Share Option Period. The period of each Share Option shall be fixed by the Committee, provided that, unless otherwise determined by the Committee, the period for Share Options shall not exceed seven years from the date of grant (the “Termination Date”).

    (d)        Exercise of Share Option and Payment. Unless otherwise determined in a Sub-Plan, no Ordinary Shares shall be issued until full payment of the option price has been made. Payment for the Ordinary Shares acquired pursuant to a Share Option shall be made in full, upon exercise of the Share Option, in immediately available funds, by cash or certified or bank cashier’s check.

    (e)        First Exercisable Date. The Committee shall determine how and when Ordinary Shares covered by a Share Option may be purchased. Subject to Section 6(b) , Share Options granted under the Plan shall vest and become exercisable subject to vesting to be determined by the Committee. Share Options may be exercisable in whole or in part and if an option is exercisable in part, the portion thereof which is exercisable and not exercised shall remain exercisable.

    (f)        Termination of Share Options. Unless otherwise determined by the Committee, if prior to the Termination Date, a Participant ceases to be employed by the Company or a subsidiary or affiliate, as applicable, (i) for any reason other than death, disability, retirement or for cause, the Share Option will remain exercisable by the Participant for a period not extending beyond three months after the date of cessation of employment, but in no event later than the Termination Date, to the extent it was exercisable at the time of cessation of employment, and (ii) by reason of termination of employment for cause, or by voluntary termination at a time when the Company, or any subsidiary or affiliate, as applicable, is entitled to terminate such Participant’s employment for cause, the Share Option (both vested and unvested options) shall terminate immediately, unless prohibited by applicable law. The terms and conditions under which a Participant’s Share Options shall terminate in connection with any cessation of employment, other than as provided in (i) or (ii) above, shall be provided in the Participant’s Incentive award agreement.

    (g)        Escrow Agreement. The Committee may require a Participant who receives a Share Option to enter into an escrow or trustee agreement providing that such Share Option, or the Ordinary Shares to distributed in connection with the exercise thereof, will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

For purposes of the Plan, in the case of a Participant who is a director, references to employment herein shall be deemed to refer to such director’s service in such capacity.

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8.	Performance Share Awards

        The Committee may grant awards under which payment shall be made in Ordinary Shares if the performance of the Company or any subsidiary, division or affiliate of the Company approved by the Committee during the Award Period (defined below) meets certain goals established by the Committee (“Performance Share Awards”). Such Performance Share Awards shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

    (a)        Incentive Award Agreement. The terms of any Performance Share Award granted under the Plan shall be set forth in a written Incentive award agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan.

    (b)        Award Period and Performance Goals. The Committee shall determine and include in a Performance Share Award grant the period of time for which a Performance Share Award is made (“Award Period”). The Committee also shall establish, consistent with any Annual Policies, to the extent that any such policies may have been established performance objectives (“Performance Goals”) to be met by the Company or any subsidiary, division or affiliate of the Company or any employees thereof during the Award Period as a condition to payment of the Performance Share Award. The Performance Goals may include share price, pre-tax profits, earnings per share, return on shareholders’ equity, return on assets, sales, net income or any combination of the foregoing or any other financial or other measurement established by the Committee . The Performance Goals may include minimum and optimum objectives or a single set of objectives.

    (c)        Payment of Performance Share Awards. The Committee shall establish the method of calculating the amount of payment to be made under a Performance Share Award if the Performance Goals are met, including the fixing of a maximum payment. The Performance Share Award shall be expressed in terms of Ordinary Shares and referred to as “Performance Shares.” After the completion of an Award Period, the performance of the Company or subsidiary, division or affiliate of the Company, as applicable, shall be measured against the Performance Goals, and the Committee or the Board shall determine, in accordance with the terms of such Performance Share Award, whether all, none or any portion of a Performance Share Award shall be paid.

    (d)        Revision of Performance Goals. At any time prior to the end of an Award Period, the Committee may revise the Performance Goals and the computation of payment if unforeseen events occur that have a substantial effect on the performance of the Company or any subsidiary, division or affiliate of the Company and which, in the judgment of the Committee, makes the application of the Performance Goals unfair unless a revision is made.

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    (e)        Requirement of Employment. A grantee of a Performance Share Award must remain in the employ of the Company or any subsidiary or affiliate until the completion of the Award Period in order to be entitled to payment under the Performance Share Award; provided, that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable

    (f)        Escrow Agreement. The Committee may require a Participant who receives a Performance Share Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of a Performance Share Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law. To the extent deemed appropriate by the Committee, such escrow or trustee agreements may include a request to transfer the record ownership of such Ordinary Shares into the name of the escrow agent.

    (g)        Dividends. The Committee may, in its discretion, at the time of the granting of a Performance Share Award, provide that the cash equivalent of any dividends declared on the Ordinary Shares during the Award Period, and which would have been paid with respect to Performance Shares had they been owned by a grantee, shall be paid to the Participant at the time the Performance Shares become payable to the Participant.

9.	Performance Share Unit Awards

        The Committee may grant performance share units (each, a “Performance Share Unit,” and any award of Performance Share Units is hereafter referred to as a “Performance Share Unit Award”) to Participants. Each Performance Share Unit is a notional unit representing the right to receive one Ordinary Share as provided in Section 9(c). Each Performance Share Unit Award shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

    (a)        Incentive Award Agreement. The terms of any Performance Share Unit Award granted under the Plan shall be set forth in a written Incentive award agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan.

    (b)        Award Period and Performance Goals. The Committee shall determine and include in a Performance Unit Share Award grant the Award Period. The Committee also shall establish, consistent with any Annual Policies, to the extent that any such policies may have been established, Performance Goals to be met by the Company or any subsidiary, business unit, division or affiliate of the Company during the Award Period as a condition to settlement of the Performance Share Unit Award. The Performance Goals may include minimum and optimum objectives or a single set of objectives.

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    (c)        Payment of Performance Share Unit Awards. The Committee shall establish the method of calculating the amount of payment to be made under a Performance Share Unit Award if the Performance Goals are met, including the fixing of a maximum payment. The Performance Share Unit Award shall be expressed in terms of Ordinary Shares and referred to as “Performance Unit Shares.” After the completion of an Award Period, the performance of the Company or subsidiary, division or affiliate of the Company, as applicable, shall be measured against the Performance Goals, and the Committee or the Board shall determine, in accordance with the terms of such Performance Share Unit Award, whether all, none or any portion of a Performance Share Unit Award shall be paid.

    (d)        Revision of Performance Goals. At any time prior to the end of an Award Period, the Committee may revise the Performance Goals and the computation of payment if unforeseen events occur that have a substantial effect on the performance of the Company or any subsidiary, division or affiliate of the Company and which, in the judgment of the Committee, makes the application of the Performance Goals unfair unless a revision is made.

    (e)        Requirement of Employment. A grantee of a Performance Share Unit Award must remain in the employ of the Company or any subsidiary or affiliate until the completion of the Award Period in order to be entitled to payment under the Performance Share Unit Award; provided, that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable.

    (f)        Dividends. The Committee may, in its discretion, at the time of the granting of a Performance Share Unit Award, provide that the cash equivalent of any dividends declared on the Ordinary Shares during the Award Period, and which would have been paid with respect to Performance Unit Shares had they been owned by a grantee, shall be paid to the Participant at the time the Performance Unit Shares become payable to the Participant.

    (g)        Escrow Agreement. The Committee may require a Participant who receives a Performance Share Unit Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of a Performance Share Unit Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

    (h)        Creditors’ Rights. A Participant who has been granted a Performance Share Unit Award shall have no rights other than those of a general creditor of the Company. A Performance Share Unit represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Incentive award agreement.

10.	Restricted Share Awards

        The Committee may grant Ordinary Shares to a Participant, which shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe (“Restricted Share Award”):

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    (a)        Incentive Award Agreement. The terms of any Restricted Share Award granted under the Plan shall be set forth in a written Incentive award agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan. The Committee shall have absolute discretion to determine whether any consideration (other than services) is to be received by the Company as a condition precedent to the issuance of the Ordinary Shares.

    (b)        Requirement of Employment. A grantee of a Restricted Share Award must remain in the employment of the Company, subsidiary or affiliate during a period designated by the Committee in order to retain the Ordinary Shares under the Restricted Share Award; provided that, unless specifically determined by the Committee, the Restricted Share Award shall be subject to vesting as determined in the Sub-Plan (“Restricted Share Restriction Period”). If the grantee leaves the employment of the Company, subsidiary or affiliate prior to the end of the Restricted Share Restriction Period, the Restricted Share Award shall terminate and the Ordinary Shares shall be returned immediately to the Company, or cancelled. The Committee may, in its discretion, also provide for such complete or partial exceptions to the employment restriction as it deems equitable.

    (c)        Rights of Holders of Restricted Share Awards. Beginning on the date of grant of the Restricted Share Award and subject to the execution of an Incentive award agreement, the Participant shall become a shareholder of the Company with respect to any Ordinary Shares subject to the Restricted Share Award and shall have all the rights of a shareholder, including the right to vote such Ordinary Shares and, subject to the Committee’s discretion pursuant to Section 10(f), the right to receive distributions made with respect to such Ordinary Shares.

    (d)        Restrictions on Transfer and Legend on Ordinary Share Certificates. During the Restricted Share Restriction Period, the grantee may not sell, assign, transfer, pledge or otherwise dispose of Ordinary Shares. Each certificate for Ordinary Shares issued hereunder shall contain a legend giving appropriate notice of the restrictions in the grant.

    (e)        Lapse of Restrictions. All restrictions imposed under the Restricted Share Award shall lapse upon the expiration of the Restricted Share Restriction Period if the conditions as to employment set forth above have been met. The grantee shall then be entitled to have the legend removed from the certificates.

    (f)        Performance Goals. The Committee may designate whether any Restricted Share Award is intended to be performance-based. Any such Restricted Share Award shall be conditioned on the achievement of one or more Performance Goals (as defined in Section 8(b)) (subject to revision as provided in Section 8(d)).

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    (g)        Escrow Agreement. The Committee may require a Participant who receives a Restricted Share Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of the Restricted Share Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law. To the extent deemed appropriate by the Committee, such escrow or trustee agreements may include a request to transfer the record ownership of such Ordinary Shares into the name of the escrow agent.

    (h)        Dividends. The Committee may, in its discretion, at the time of the Restricted Share Award, provide that any dividends declared on the Ordinary Shares during the Restricted Share Restriction Period shall be (i) paid to the grantee, or (ii) accumulated for the benefit of the grantee and paid to the grantee only after the expiration of the Restricted Share Restriction Period.

11.	Restricted Share Unit Awards

        The Committee may grant restricted share units (each, a “Restricted Share Unit,” and any award of Restricted Share Units is hereafter referred to as a “Restricted Share Unit Award”) to Participants. Each Restricted Share Unit is a notional unit representing the right to receive one Ordinary Share on the Settlement Date (as defined below). Each Restricted Share Unit Award shall be subject to the following terms and conditions and such other terms and conditions not inconsistent with the terms of the Plan as the Committee may prescribe:

    (a)        Incentive Award Agreement. The terms of any Restricted Share Unit Award granted under the Plan shall be set forth in a written Incentive award agreement, which shall contain provisions determined by the Committee and not inconsistent with the Plan. The Committee shall have absolute discretion to determine whether any consideration (other than services) is to be received by the Company as a condition precedent to the issuance of the Ordinary Shares.

    (b)        Requirement of Employment. A grantee of a Restricted Share Unit Award must remain in the employment of the Company, subsidiary or affiliate during a period designated by the Committee in order to receive Ordinary Shares under the terms of the Incentive award agreement; provided that, unless specifically determined by the Committee, the Restricted Share Award shall be subject to vesting no earlier than the second anniversary of the date of grant (“Restricted Unit Restriction Period”). If the grantee leaves the employment of the Company, subsidiary or affiliate prior to the end of the Restricted Unit Restriction Period, the Restricted Share Unit Award shall terminate, and all rights of the grantee to such award shall terminate. The Committee may, in its discretion, also provide for such complete or partial exceptions to the employment restriction as it deems equitable.

    (c)        Settlement of Restricted Share Units. Upon a date or dates on or following the expiration of the Restricted Unit Restriction Period, unless earlier forfeited, the Company shall settle the Restricted Share Unit Award by delivering (i) a number of Ordinary Shares equal to the number of Restricted Share Units subject to the Restricted Share Unit Award then vested and not otherwise forfeited, and (ii) if applicable, a number of Ordinary Shares having a value equal to any unpaid dividends declared on the Ordinary Shares subject to the Restricted Share Unit Award during the Restricted Unit Restriction Period. No Ordinary Shares shall be issued to Participants at the time a Restricted Share Unit Award is granted.

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    (d)        Creditors’ Rights. A Participant who has been granted a Restricted Share Unit Award shall have no rights other than those of a general creditor of the Company. A Restricted Share Unit represents an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Incentive award agreement.

    (e)        Performance Goals. The Committee may designate whether any Restricted Share Unit Award is intended to be performance-based. Any such Restricted Share Unit Award shall be conditioned on the achievement of one or more Performance Goals (as defined in Section 8(b)) (subject to revision as provided in Section 8(d)).

    (f)        Escrow Agreement. The Committee may require a Participant who receives a Restricted Share Unit Award to enter into an escrow or trustee agreement providing that the Ordinary Shares to be distributed in connection with the settlement of the Restricted Share Unit Award will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law.

12.	Other Share-Based Awards

        The Board may establish other share-based awards payable in Ordinary Shares (each, a “Share-Based Award”), which may be granted to Participants by the Committee based on such terms and conditions not inconsistent with the terms of the Plan as the Board or the Committee may determine in its sole discretion. Share-Based Awards may be made as additional compensation for services rendered by a Participant or may be in lieu of cash or other compensation to which the Participant is entitled from the Company or any subsidiary or affiliate.

13.	Transferability

        Each Incentive granted under the Plan will not be transferable or assignable by the recipient, and may not be made subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution or as determined by the Committee pursuant to the terms of any written Incentive award agreement in accordance with any other applicable law, rule or regulation.

14.	Discontinuance or Amendment of the Plan

        The Board may discontinue the Plan at any time and may from time to time amend or revise the terms of the Plan as permitted by applicable statutes, rules and regulations, except that it may not, without the consent of the grantees affected, revoke or alter, in a manner unfavorable to the grantees of any Incentives hereunder, any Incentives then outstanding, nor may the Board amend the Plan without shareholder approval where the absence of such approval would cause the Plan to fail to comply with applicable law or regulation. Unless approved by the Company’s shareholders or as otherwise specifically provided under this Plan, no adjustments or reduction of the exercise price of any outstanding Incentives shall be made in the event of a decline in stock price, either by reducing the exercise price of outstanding Incentives or through cancellation of outstanding Incentives in connection with a regranting of Incentives at a lower price to the same individual.

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15.	No Limitation on Compensation

        Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner that is not expressly authorized under the Plan.

16.	No Constraint on Corporate Action

        Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company’s right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 14, to limit the right or power of the Company or any subsidiary or affiliate to take any action that such entity deems to be necessary or appropriate.

17.	Withholding Taxes

        The Company or any of its subsidiaries or affiliates shall have the right to make all payments or distributions pursuant to the Plan to a Participant net of any applicable federal, state, local and foreign taxes required to be paid or withheld as a result of (a) the grant of any Incentive, (b) the exercise of a Share Option, (c) the delivery of Ordinary Shares, (d) the lapse of any restrictions in connection with any Incentive or (e) any other event occurring pursuant to the Plan. The Company, or any subsidiary or affiliate, as applicable, shall have the right to withhold from wages or other amounts otherwise payable to a Participant such withholding taxes as may be required by law, or to otherwise require the Participant to pay such withholding taxes. If the Participant shall fail to make such tax payments as are required, the Company or any of its subsidiaries or affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant or to take such other action as may be necessary to satisfy such withholding obligations.

18.	Use of Proceeds

        The proceeds received by the Company from the sale of Ordinary Shares under the Plan shall be added to the general funds of the Company and shall be used for general corporate purposes.

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19.	Provision for Foreign Participants

        Incentives may be granted to Participants who are foreign nationals or employed outside Israel, or both, on such terms and conditions different from those applicable to Incentives to Participants employed in Israel as may, in the discretion of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee may also impose conditions on the exercise or vesting of Incentives in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home countries.

20.	Restrictions

        The Committee shall have the power to impose such other restrictions on Incentives as it may deem necessary or appropriate to ensure that such Incentives satisfy all requirements for “performance-based compensation” within the meaning of Section 162(m)(4)(C) of the Code or any successor provision thereto, Section 102 of the Israeli Tax Ordinance or any other applicable tax law provision.

21.	Governing Law

        The Plan shall be construed in accordance with and governed by the laws of the State of Israel without giving effect to the principles of conflicts of laws.

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SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

December 27, 2005

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

ê Please detach along perforated line and mail in the envelope provided. ê

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 6. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
	(1)	RESOLVED, to increase the authorized share capital of the Company to NIS 12 million and the number of authorized ordinary shares of the Company to 60,000,000 shares, NIS 0.20 par value per share.	☐	☐	☐
RESOLVED FURTHER, to replace Article 4(a) of the Company’s Articles of Association such that Article 4(a) shall read as follows:
“The authorized share capital of the Company is NIS 12,000,000 divided into 60,000,000 (sixty million) ordinary shares, par value NIS 0.20 per share.”
RESOLVED FURTHER, to amend Section 4 of the Memorandum of Association to reflect the changes in share capital described above.

(2)

RESOLVED, that the proposed amendment to the Loan Agreement with York, presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated November 28, 2005, be, and hereby is, approved.

			☐	☐	☐

(3)

RESOLVED, that the proposed terms for remuneration of Mr. Levinberg for his services to the Company as chief executive officer and chairman of the board of directors as presented to the special meting of the shareholders and described in the Company’s Proxy Statement dated November 28, 2005, be, and hereby are, approved.

			☐	☐	☐

	(4)	RESOLVED, to approve an increase by 3,500,000 Ordinary Shares of the shares available for grant under the 2003 Stock Option Plan.	☐	☐	☐

	(5)	RESOLVED, to approve the adoption of the 2005 Stock Option Plan attached to the Company’s Proxy Statement dated November 28, 2005 and attached thereto as Exhibit A.	☐	☐	☐

(6)

RESOLVED, that the proposed increase in the number of options to which non-employee directors are entitled, as presented to the Meeting of Shareholders and described in the Company’s Proxy Statement dated November 28, 2005, be, and hereby is, approved..

			☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐
Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

GILAT SATELLITE NETWORKS LTD.
PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS
DECEMBER 27, 2005

     KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Ms. Rachel Prishkolnik as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of Gilat Satellite Networks Ltd. (the “Company”) registered in the name of the undersigned, at the Special General Meeting of Shareholders of the Company which will be held in Israel at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel on December 27, 2005 at 10:00 a.m. local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as indicated by the shareholder on the reverse side. IN THE ABSENCE OF SUCH INDICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GILAT SATELLITE NETWORKS LTD.

Only proxies received by the Company no later than 12:00 p.m., New York City time on December 26, 2005, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)